Exhibit 99.7

NICE Helps Metro Nashville Department of Emergency Communications
Get Ready for Next Generation 9-1-1

 The center, which handles over one million calls and performs over 7,000 Quality Assurance (QA) reviews annually, will use NICE Inform to record multimedia communications and streamline QA reviews

Hoboken, N.J. – November 30, 2016 – With plans to deploy a state-wide emergency services network (ESInet), Tennessee has set the stage for Next Generation 9-1-1 (NG9-1-1). The Metro Nashville (TN) Department of Emergency Communications (MNDEC), the state’s largest 9-1-1 center, recently upgraded to the latest NICE Inform solution to prepare for this change, NICE (Nasdaq:NICE) announced today. NICE Inform will support the MNDEC’s current communication recording needs, while also enabling future logging of SMS texts and other multimedia, as the center prepares to accept texts-to-911 starting next year.

All calls that come in to the MNDEC – over a million a year – are processed through the MNDEC’s VIPER Power 911® platform, a Voice over IP (VoIP) call processing solution from West Corporation that can also receive NG9-1-1 services, including SMS texts and other i3 compliant data. NICE Inform is integrated with and certified to support leading NG9-1-1 call handling and text-to-911 applications, including VIPER.

NENA i3-compliant and future-ready NICE Inform enables a seamless migration to next generation emergency communications. NICE Inform captures, manages, and synchronizes multi-channel interactions between citizens, PSAPs and first responders, to provide a complete, true record of incidents. It assembles telephony and radio communications into an authentic incident timeline along with SMS 911 texts, GIS, screen recordings, video and other multimedia, for comprehensive insight into the ‘who, what, when, where and why’ of incidents.

“Text-to-911 and NG9-1-1 are coming; it’s only matter of when, and we need to be ready,” said Tim Nielsen, NICE Administrator for the Metro Nashville Department of Emergency Communications. “Our recent NICE upgrades align with our transition to all IP, text-to-911 and ultimately NG9-1-1. For us, it was a necessary move, and a move in the right direction.”

According to customer surveys, the Metro Nashville DEC also routinely receives high marks from citizens, thanks in large part to its proactive approach to Quality Assurance and Quality Improvement (QA/QI). The MNDEC reviews over 7,000 calls annually to ensure quality standards are being met and protocols are being consistently followed. With the addition of NICE Inform Evaluator and Reporter, the MNDEC will be able to automate manual QA processes to save time, while also turning QA data into actionable information.

“The Metro Nashville DEC exemplifies what it means to be a pacesetter, not just within the state of Tennessee, but within the nation,” said Christopher Wooten, Executive Vice President, Vertical Markets, NICE. “In addition to spearheading the modernization effort for the MNDEC, Tim Nielsen has also taken on a critical dual role as the first Public Safety Chair of the NICE User Group (NUG) and leader of the new Public Safety NICE User Group (PUBNUG). Tim brings a wealth of technology and operational experience to this position which will ultimately be beneficial to other 9-1-1 centers as they navigate the challenges of managing everyday operations while making steady progress toward NG9-1-1.”

About the Metro Nashville Department of Emergency Communications
The Metro Nashville Department of Emergency Communications Operations Division is the core of the public safety system for Davidson County and the Nashville area. The Metro Nashville DEC strives to provide prompt, courteous and efficient service to the citizens in Nashville/ Davidson County by answering 9-1-1 and non-emergency calls, as well as dispatching Police, Fire, and EMS services. In 2015, the Metro Nashville DEC handled over one million calls, with 477,599 of those calls being 9-1-1 in nature. The Metro Nashville DEC has achieved and maintained three accreditations: CALEA (Commission for the Accreditation of Law Enforcement Agencies) Communications Accreditation, and ACE (Accredited Center of Excellence) Accreditations through the International Academy of Emergency Dispatch for both Medical and Fire Protocols. It is also a recipient of the CALEA TRI-ARC Award which is given to the governing body(s) and agencies that have concurrent CALEA accreditation for their law enforcement, public safety communications and public safety training agencies. Nashville is one of fifteen cities that have received this prestigious award. www.nashville.gov/Emergency-Communications-Center/Operations-Center.aspx

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 917 545 1107, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.